FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date December 5, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

     NEWS FOR RELEASE:  December 4, 2006

NEWS RELEASE 06-30

For Further Information Contact:  Jean Pierre Jutras at 1-403-269-6753

   Web:  www.tylerresources.com

Tyler discovers High-Grade Molybdenum Zone in Bahuerachi’s South Porphyry with 19.76 meters grading 0.35% Molybdenum, 0.31% Copper and 11.5 g/t Silver

Tyler Resources Inc. is pleased to announce further drill results from its ongoing drill program, including the discovery of a new high-grade molybdenum-copper-silver zone in the South Porphyry, roughly 0.8 kilometer south of its Main Zone Bahuerachi Deposit, Mexico.

Assay data from 10 widely spaced scout RC drill holes and 2 diamond drill holes in the South and North lobe porphyry targets have been received. New mineralization identified by this drilling includes near surface, low-grade gold and silver mineralization in the North Porphyry (RC-53 and 54), a new zone of mineralization in the South Porphyry including high molybdenum grades (RC-60), and the continuation northwards of the Main Zone mineralized porphyry-skarn system at depth (BAH-101).

Significant results for these drill holes are presented in the following table and discussed below.  A geological cross section for drill hole BAH-101 is posted with the news release on our website at www.tylerresources.com.  Drill hole collar locations are shown on the attached drill plan map.

Significant Intervals - North and South Porphyry

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
South Porphyry
RC-60	147.87	202.74	54.87	0.17	0.03	6.1	-	0.15	Porphyry
Including	147.87	167.68	19.81	0.32	0.07	11.5	-	0.35	Porphyry
North Porphyry
RC-53	13.68	34.96	21.28	-	0.16	6.0	tr	tr	Porphyry
RC-54	54.72	72.96	18.24	-	0.13	6.8	-	-	Porphyry
	112.48	115.52	3.04	-	0.26	33.9	-	-	Porphyry
	144.4	152	7.6	-	0.15	1.12	0.21	-	Porphyry

BAH-101	96	219.90	91.40(1)	0.20	0.08	2.2	-	0.013	Sediments/Porphyry
and	250	276	21.60(2)	0.43	0.07	3.6	-	0.004	Skarn

(1)

Excludes 32.5 meters of unmineralized dykes

(2)

Excludes 4.4 meters of unmineralized dykes

All holes are interpreted to be testing true widths of mineralization.

The Company is encouraged by these new mineralized intervals.  The discovery of high-grade molybdenum in the South Porphyry, which remains largely untested, adds to the Bahuerachi project areas with molybdenum grades comparable to those of stand-alone molybdenum mines and development projects in other parts of the world. The discovery of higher near-surface precious metals values in the North Porphyry than have typically been seen in the Main Zone also adds to the exploration potential of the project.

Page 2 – News Release – December 4, 2006

Results for several of the other RC drill holes during this period showed widespread but generally narrower mineralized intervals.  In the North Porphyry, RC- 56 intersected 0.33% copper over 1.52 meters (6.08-7.60 m) and 0.5% zinc over 1.52 meters (114-115.52 m). RC-57 intersected 0.3% zinc and 1.7 g/t silver over 9.12 meters (0-9.12 m) and 0.44% copper and 2.6 g/t silver over 1.52 meters (54.72-56.24 m).  Diamond drill hole BAH-104 was abandoned due to difficult ground conditions before reaching its target depth.

In the South Porphyry, RC-59 intersected 0.17% copper, 0.033% molybdenum and 2.6 g/t silver over 4.57 meters at the bottom of the hole (169.21 to 173.78 meters). RC-61 intersected 0.2% copper and 5 g/t silver over 4.58 meters (42.68-47.26m).

Field Update and Ongoing Development Program

Drilling is ongoing with 3 rigs operating in the Main Zone, targeting additional tonnage accretive to the initial resource estimate (RC-63 to 70) as well as aiming to upgrade certain areas in terms of resource classification from the inferred to indicated category (BAH-108).

Based on an ongoing study of the 3D block model of the Main Zone Deposit, the Company will focus on three drilling objectives over the coming months.  The first objective is to obtain sufficient information through drilling to model well-mineralized sediments and calc silicate skarns.  This data will add tonnage to the current resource estimate and lower potential stripping ratios during the preliminary assessment of the Bahuerachi Deposit currently underway.  The second objective is to upgrade the classification of the high grade skarn resource from inferred to measured and indicated by increasing the density of drilling data. This will allow for a preliminary economic assessment study of a high-grade starter operation at Bahuerachi.  The third objective is to selectively infill drill holes in the higher grade and near surface portions of the porphyry resource to upgrade the resource classification of a significant amount of material from inferred to indicated or measured categories.

Results currently outstanding include drill holes RC-63, 64, 65, 66, 67, 68, 69, 70 and core holes BAH 103, 105 and 106 (see attached location map).

About Tyler

Tyler Resources is a Canadian junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts Mexico’s fourth largest mineralized porphyry system. The Company is now in the advanced stage of a 35,000 meter combined diamond and reverse circulation drilling program scheduled to be extended into 2007, making it one of the most active Canadian junior exploration companies operating in Mexico.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Dustin Rainey, B.Sc Geology, Grant Couture, M.Sc Geology, Paul Turnbull, B.Sc, P.Geol and Cornell McDowell, B.Sc Geology, consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras, President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Cautionary language:  Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

BAHUERACHI PROJECT, MEXICO

Sketch Geology, Sections and Drill Hole Locations NR # 06-30

Expanded Claim block (Bahuerachi 5)
NORTH SKARN ZONE
NORTH
Colome Skarn Trend
North Porphyry
RC 55/56
RC 54
RC 53
RC 57
RC 58
DDH 107
DDH 105/06
DDH-BAH 101
DDH-BAH 104
DDH-BAH 103
DDH-BAH 108
D- 63
D- 59
Los Alisos epithermal Au-Ag (Zn)
RC 63 to 70 completed, 71 ongoing
Cuesta Colorada Skarn/CRD Cu-Zn-Ag-Au
RC 62
RC 61
RC 59/60
South/Goat Porphyry
Scale
Expanded Claim block (Bahuerachi 4)
0
1,000 m
2,000 meters
2 Km
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Drill holes completed, assays reported (see previous releases)
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 10.5 NE
DRILL HOLES 06BAH-96, 06BAH-101, and 06BAH-104 Looking North East

Refer to geological compilation sketch map and drill hole location Plan for section location, NR 06-30

1100 m elev
1000 m elev
900 m elev
800 m elev
700 m elev
600 m elev
06BAH-96
06BAH-101
06BAH-104
91.40 meters @
0.20% Cu
0.08 g/t Au
2.2 g/t Ag
0.013% Mo
Excluding 32.5 meters unmineralized dykes
30.5 meters @
0.20% Cu
0.02 g/t Au
3.26 g/t Ag
0.009% Mo
21.60 meters @
0.43% Cu
0.07 g/t Au
3.6 g/t Ag
0.004% Mo
Excluding 4.4 meters unmineralized dykes
59.15 meters @
0.59% Cu
0.05 g/t Au
9.18 g/t Ag
0.87% Zn
0.005% Mo
Excluding 11.85 meters unmineralized dykes
16.8 meters @
1.0% Cu
0.11 g/t Au
15.41 g/t Ag
2.37% Zn
16.6 meters @
0.81% Cu
0.1 g/t Au
8.23 g/t Ag
0.21% Zn
0.003% Mo
LEGEND
(Section looking north east)
Drill hole collar location, number and projected trace.
Geology (simplified)
Post mineral dykes (R=rhyolite, A=andesite)
QFP - quartz feldspar biotite porphyry. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Garnet dominated skarn
Fine to medium grained sedimentary rocks with variable calc-silicates, quartz, feldspar, anhydrite, epidote, and pyrite alteration
Fine to medium grained sedimentary rocks with strong calc-silicate alteration
Marble with local fracture controlled sulfide veins and pods of skarn
Fine grained clastic sedimentary rocks plus sheeted quartz veinlets, epidote-pyrite
0
Scale
100 m